SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Successful appraisal of St. Malo discovery in Gulf of México

(Rio de Janeiro, July 02, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that successful appraisal operations were completed on the St. Malo hydrocarbon discovery in Walker Ridge block 678 in the Gulf of Mexico deepwater.

The appraisal well encountered more than 400 net feet of oil pay, at depths greater than encountered in the discovery well, indicating a larger accumulation than results previously suggested. An extensive testing program was conducted, and the results are under evaluation.

Petrobras (NYSE: PBR) owns a 25 percent working interest in the St. Malo discovery and the remainder co-venturers are Unocal Corporation (NYSE: UCL), operator with 28.75 percent; Devon Energy Corporation (AMEX: DVN), 22.5 percent; ChevronTexaco Corporation (NYSE: CVX), 12.5 percent; EnCana Gulf of Mexico LLC (NYSE: ECA), 6.25 percent; ExxonMobil (NYSE: XOM), 3.75 percent; and Eni SpA (NYSE: E), 1.25 percent.

In order to accomplish the appraisal the operator Unocal successfully returned to the original Dana Point exploratory well, which had been temporarily abandoned as a dry hole in early 2001, and deepened it to 28,903 feet. Operations began on May 4 and were completed in 57 days at a gross cost of $31 million. The appraisal well is located in 7,036 (2140m) feet of water.

The St. Malo discovery was made in October 2003 and the appraisal operations now being announced corroborate the successful strategy of Petrobras in the ultra deepwaters of the Gulf of Mexico where the company also successfully tested the Cascade and Chinook prospects. In addition to these discoveries Petrobras holds a participating interest in several other prospects in the region with similar or even higher potential, some of which are to be drilled in the current year. This acquisition and further production will contribute towards achieving the targets established in Petrobras's Strategic Plan.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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